Harry S. Pangas
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, DC 20004-2415   September 13, 2012

        RE: KCAP Financial, Inc. ("Company")
             File Nos.: 333-183032; 814-00735

Dear Mr. Pangas:

        On August 2, 2012, the Company, which has elected to be regulated as a business
development company under the provisions of the Investment Company Act of 1940 ("1940
Act"), filed a registration statement on Form N-2 under the Securities Act of 1933 ("1933 Act")
to register up to $30 million in aggregate offering price of the Company's senior notes. We have
reviewed the registration statement and have the following comments.

        Prospectus

   1. In your response, please explain the nature of KCAP Funding and the reason why the
       financial statements of this wholly owned bankruptcy remote subsidiary have not been
       consolidated with the Company's financial statements.

   2. In your response, explain why the financial statements of the wholly owned CLO Fund,
       Katonah 2007-I CLO Ltd., have not been consolidated with the Company's financial
       statements. Please inform the staff whether there are other owners of Katonah 2007-I
       CLO Ltd.

   3. The Schedule of Investments must identify those assets considered "non-qualifying."

   4. Please explain in your response the nature and the accounting treatment of the new
       wholly owned subsidiary, Commodore Holdings.

   5. In your response, explain whether the financial statements of Trimaran Advisors, LLC
       will be included along with the financial statements of Katonah Debt Advisors, LLC in
       future Form10-K filings (Form10-Q filings should include summarized information). If
       not, please explain the rationale for the exclusion. In addition, please discuss the

accounting treatment of the new adviser and whether consolidation of the financial statements of the adviser with those of the Company would be appropriate.

6. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

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The staff may have additional comments on disclosure made in response to these comments, on information supplied supplementally, or on remaining exhibits. Please respond to the foregoing in a pre-effective amendment with changed material marked in conformity with rule 210 under Regulation S-T. The Company should provide a response to all comments. Where no changes will be made in the filing in response to a comment made in this letter, please indicate this fact in your letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- The Company is responsible for the accuracy and adequacy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;
- The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing a pre-effective amendment pursuant to Rule 472 under the 1933 Act. Please respond to all comments. Where no changes will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6970.

Sincerely,

Mary A. Cole
Senior Counsel

Sheila Stout
Senior Staff Accountant